May 13, 2011

John P. Nolan
Senior Assistant Chief Accountant
C/o Babette Cooper
United States Securities and Exchange Commission
Washington, D.C. 2054

Re:	Las Vegas Railway Express, Inc.
Form 10-Q for Fiscal Quarter Ended
December 31, 2010
File No. 333-144973

Dear Ms. Cooper:

In response to your letter dated May 10, 2011, here are the answers as follows:

Form 10-Q as of December 31. 2010

Note 3 -Notes Payable, page 10

1.           We have reviewed your response to comment 1 from our letter dated March 15, 2011 and your supplemental response subsequent to our conference call on April 27, 2011.  In your supplemental response you state you lent South Latke Capital LLC, et al $400,000 on January 25, 2010 and you provided 40 loans from your portfolio “which were not previously written off by the company” as collateral.  We have reviewed you March 31, 2010 financial statements included in you Form 10-K and noted there was a zero balance in your loans receivable account.  It appears all loans receivable were previously written off.  Since you state the 40 loans provided as collateral were not written off, please tell us where you have accounted for these loans in the balance sheet as of March 31, 2010.  Also, in you supplemental response dated April 28, 2011, you state “[t]he notes were cancelled” on the date the lender took possession of the 40 loans.   Please clarify the meaning of this statement.

Response:

In January 2010, the Company discontinued the loan portfolio management operations.  At the time the initial agreement was signed on January 25, 2010, the treatment of the loan portfolio had not been determined and a schedule of mortgage loans was included as collateral.  The collateral on the debt were the notes in the Loan Portfolio that had initially been acquired from South Lake Capital in 2007.   By March 31, 2010, the Company had quit actively pursuing collection on the loan portfolio as management focused on the new business plan.  It was determined at that time that the loan portfolio should be written off.  No consideration had been given that the mortgage notes collateralized the bridge loans from SLC.  The phrase “[t]he notes were cancelled” in the April 27, 2011 response refer to the bridge loans that were cancelled upon the foreclosure by SLC and their taking possession of the mortgage loans.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

2.	If upon further review, you concur that all loans receivable were written off, please address the following:

▪	Please clarify why the lenders were willing to accept collateral that apparently had zero value as of January 25, 2010;
▪	Please clarify why you wrote off all of you loans receivable if you were still collecting on them and you still believed they had value at the time of their write-off and;
▪
Given the fact that loans receivable were previously written off, we are not clear how you were able to provide 40 uncollectible loans as collateral which later resulted in the recognition of a $238,374 gain from the extinguishment of debt in your statement of operations as of December 31, 2010, at the time the collateral was foreclosed upon.

Response:

When the Company discontinued the operations in January 2010, SLC believed the mortgage loan portfolio had value.  The loans had originally been received by the Company from SLC in December 2007, and SLC was familiar with the loans included as collateral.  It was assumed the primary driver for SLC to agree to lend funds to the Company were the warrants attached to the notes, not necessarily the mortgage loans added as collateral.

As of March 31, 2010, the Company was receiving nominal receipts.  Since no active collection efforts were being used, any receipts were expected to decline.  Also, the Company did not renew the mortgage software used to administer the loans and complete loan administration capabilities. With regard to the mortgage loans used as collateral for the SLC notes, in the period January 21, 2010 (discontinued operations) though March 31, 2010 only $10,090.57 had been received on 16 of the notes.  In the period April 1, 2010 through November 23, 2010, average monthly receipts declined further and $15,191.75 had been received on 12 of the loans during the seven months.  As the principle and accrued interest and penalties on the 40 notes exceeded $1.3 million, the receipts were deemed negligible, especially since it was assumed payments would eventually stop.  To be conservative, the Company assigned no value to the dwindling payment stream.

As no value had been assigned to the collateral at the time of foreclosure by SLC, the gain from the extinguishment of debt was the net of the face value of the loans and the unamortized debt discount that resulted from the warrants included in the SLC note agreements.

If you have any questions, please feel free to contact me at (702) 583-6715.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
Chief Executive Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310